UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Leapfrog Enterprises, Inc.

(Name of Issuer)

Class A Common Stock, $0.0001 par value

(Title of Class of Securities)

52186N106

(CUSIP Number)

December 31, 2005

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 52186N106

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mollusk Holdings, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,585,345 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 16,585,345 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,585,345 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 32.3% (2)

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  Represents shares of Class A Common Stock issuable upon conversion of 16,585,345 outstanding shares of Class B Common Stock held by the reporting persons as of December 31, 2005.

(2)  Based on 16,585,345 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons plus 34,769,978 shares of the issuer’s Class A Common Stock outstanding as of October 31, 2005, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Cephalopod Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,585,345 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 16,585,345 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,585,345 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 32.3% (2)

12.	Type of Reporting Person (See Instructions) CO

(1)  Represents shares of Class A Common Stock issuable upon conversion of 16,585,345 outstanding shares of Class B Common Stock held by the reporting persons as of December 31, 2005.

(2)  Based on 16,585,345 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons plus 34,769,978 shares of the issuer’s Class A Common Stock outstanding as of October 31, 2005, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence Investments, LLC

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization California

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,585,345 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 16,585,345 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,585,345 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 32.3% (2)

12.	Type of Reporting Person (See Instructions) OO (Limited Liability Company)

(1)  Represents shares of Class A Common Stock issuable upon conversion of 16,585,345 outstanding shares of Class B Common Stock held by the reporting persons as of December 31, 2005.

(2)  Based on 16,585,345 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons plus 34,769,978 shares of the issuer’s Class A Common Stock outstanding as of October 31, 2005, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005.

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Lawrence J. Ellison

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 16,585,345 (1)

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 16,585,345 (1)

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 16,585,345 (1)

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 32.3% (2)

12.	Type of Reporting Person (See Instructions) IN

(1)  Represents shares of Class A Common Stock issuable upon conversion of 16,585,345 outstanding shares of Class B Common Stock held by the reporting persons as of December 31, 2005.

(2)  Based on 16,585,345 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the reporting persons plus 34,769,978 shares of the issuer’s Class A Common Stock outstanding as of October 31, 2005, as reported on the issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005.

Introductory Note:  This statement on Schedule 13G is filed jointly by the undersigned Reporting Persons (as defined in Item 2(a) below), and entirely supersedes, amends and restates as to each of such Reporting Persons the previous statement on Schedule 13G, originally filed on February 14, 2003, and amended by Amendment 1 thereto filed on February 17, 2004 (the “Original 13G”) that had been jointly filed by the Reporting Persons and certain other parties as listed and described therein.  To the extent the Original 13G indicated or affirmed the existence of a “group,” the Reporting Persons hereby disclaim their membership in any such group, other than in a group consisting of the Reporting Persons as joint filers.

Item 1.
	(a)	Name of Issuer Leapfrog Enterprises, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 6401 Hollis Street, Suite 150 Emeryville, California 94608-1071

Item 2.
	(a)	Name of Person Filing

This statement is being filed jointly by:  (1) Mollusk Holdings, LLC, a California limited liability company (“Mollusk”); (2) Cephalopod Corporation, a California corporation (“Cephalopod”); (3) Lawrence Investments, LLC, a California limited liability company (“Lawrence Investments”); and (4) Lawrence J. Ellison, a natural person whose principal occupation is Chief Executive Officer of Oracle Corporation.  Mollusk, Cephalopod, Lawrence Investments and Lawrence J. Ellison will be collectively identified hereinafter as the “Reporting Persons.” This Schedule 13G relates solely to, and is being filed for, the investment by Mollusk, Cephalopod, Lawrence Investments, and Lawrence J. Ellison and does not relate to any investment by Oracle Corporation or by Lawrence J. Ellison in his capacity as Chief Executive Officer of Oracle Corporation.  This Statement is based upon the direct and indirect beneficial ownership of shares of the Issuer by Lawrence J. Ellison, Mollusk, Cephalopod, and Lawrence Investments.

	(b)	Address of Principal Business Office or, if none, Residence

The address of Lawrence J. Ellison is 500 Oracle Parkway, Redwood Shores, CA  94065.  The address and principal place of business of Mollusk, Cephalopod, and Lawrence Investments is 101 Ygnacio Valley Road, Suite 320, Walnut Creek, CA  94596.

	(c)	Citizenship Lawrence J. Ellison is a citizen of the United States of America. Each of the other Reporting Persons is an entity organized under the laws of California.
	(d)	Title of Class of Securities Class A Common Stock, par value $0.0001 per share.
	(e)	CUSIP Number 52186N106

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not applicable.

Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned: Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 16,585,345 (1)(2)
	(b)	Percent of class: Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 32.3%(3)
	(c)	Number of shares as to which the person has:
		(i)	Sole power to vote or to direct the vote Mollusk, Cephalopod, Lawrence Investments Lawrence J. Ellison: 16,585,345 (1)(2)
		(ii)	Shared power to vote or to direct the vote n/a
		(iii)	Sole power to dispose or to direct the disposition of Mollusk, Cephalopod, Lawrence Investments, Lawrence J. Ellison: 16,585,345 (1)(2)
		(iv)	Shared power to dispose or to direct the disposition of n/a

(1)

Represents shares of Class A Common Stock issuable upon conversion of outstanding shares of Class B Common Stock held by the Reporting Persons.  At December 31, 2005, there were 16,585,345 outstanding shares of the Issuer’s Class B Common Stock held directly by Mollusk.

(2)

Cephalopod and Lawrence Investments together control Mollusk, and may be deemed to have voting and investment power over the shares of the Issuer held directly by Mollusk.  Lawrence J. Ellison controls both Cephalopod and Lawrence Investments, and may be deemed to have voting and investment power over the shares of the Issuer held directly or indirectly by those entities.

(3)

Calculations are based on 16,585,345 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held by the Reporting Persons plus 34,769,978 shares of the issuer’s Class A Common Stock outstanding as of October 31, 2005, as reported on the Issuer’s Quarterly Report on Form 10-Q filed on November 9, 2005.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
See Exhibit 99.1.

Item 9.	Notice of Dissolution of Group

Reference is made to the previous statement on Schedule 13G, originally filed on February 14, 2003, and amended by Amendment 1 thereto filed on February 17, 2004 (the “Original 13G”).  The Original 13G was jointly filed by the Reporting Persons and certain other parties as listed and described in the Original 13G.  To the extent the Original 13G indicated or affirmed the existence of a group consisting of the persons jointly filing the Original 13G, that group dissolved on September 7, 2005.  The Reporting Persons hereby disclaim their membership in any such group, other than in a group consisting of the Reporting Persons as joint filers.  All further filings with respect to transactions in the security reported on in this statement will be filed, if required, by the Reporting Persons as a separate group.

Item 10.	Certification
Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2006

Lawrence Investments, LLC

/s/ Philip B. Simon
Name: Philip B. Simon
Its: Member

Mollusk Holdings, LLC

	By:	Cephalopod Corporation, Member

/s/ Philip B. Simon
Name: Philip B. Simon
Its: President

Lawrence J. Ellison

	By:	/s/ Philip B. Simon
by Philip B. Simon, his attorney in fact

Cephalopod Corporation

/s/ Philip B. Simon
Name: Philip B. Simon
Its: President

EXHIBITS

99.1	Joint Filing Agreement
99.2	Limited Power of Attorney of Lawrence J. Ellison for Filings with the Securities and Exchange Commission